October 10, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Peter J. Rose
Chairman and Chief Executive Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, Washington 98104

RE: Expeditors International of Washington, Inc. (the "Company")
Form 10-K for the year ended December 31, 2007
File No. 0-13468

Dear Mr. Rose:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. R. Jordan Gates, CFO
                (206) 682-9777